

April 7, 2011

Mr. J.C. Stefan Spicer
President
Central Fund of Canada Limited
Hallmark Estates, #805
1323-15th Avenue S.W.
Calgary, Alberta T3C 0X8, Canada

> Re: **Central Fund of Canada Limited**
> **Form 40-F**
> **Filed December 22, 2010**
> **File No. 001-09038**

Dear Mr. Spicer:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibit 99.3

Note 7. Income taxes, page 14

1. We note that you believe gains resulting from the disposition of bullion holdings should be treated as capital gains for tax purposes, while the Canada Revenue Agency has expressed an opinion that these gains should generally be treated as ordinary income for tax purposes. We also note that deferred income tax liabilities resulting from unrealized capital appreciation are offset by refundable mechanisms available to the Company. Please clarify in your response and in future filings what is meant by "refundable mechanisms" and whether your deferred income tax liability is calculated based upon tax rates applicable to capital gains or to ordinary income. It appears that your accounting policy may represent a departure from ASC 740-10-25-5 through 17 under US GAAP, which states that the effects of a tax position should be reflected in the financial statements when it is more-likely-than-not that the position would be sustained upon review by a taxing authority. Please tell us how you have assessed the "more-likely-than-

not" criteria and what consideration you gave to disclosing this policy as a difference between Canadian and US GAAP in Note 11 to your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant